Mail Stop 4561

November 26, 2007

Jeffrey Binder
927 Lincoln Road
Suite 200
Miami, FL 33139

> **Re:** **Fearless International Inc**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Form 10-QSB for Fiscal Quarter Ended June 30, 2007 and September 30, 2007**
> **File No. 000-52159**

Dear Mr. Binder:

We have reviewed your response letter dated November 13, 2007, and have the following additional comments.

Form 10-K/A

Financial Statements and Notes

Consolidated Statement of Changes in Shareholders' Equity, page F5

1. We have read and considered your response to comment three. Explain to us why the shares have not been issued given that you have received and recognized the funds from the sale of the company's common stock.

Note 1 – Nature of Business and Operation, page F7

2. We have read and considered your response to comment four. We note that as a result of a 12-for-1 stock split and the redemption and cancellation of 8,900,000 of the company's common stock the number of shares outstanding and issued increased from 3,250,000 to 30,100,000. We also note as a result of this transaction common stock was credited for $30,100 and there was no change in the par value per share. Given that stock splits usually result in an increase in the number of shares outstanding and a corresponding decrease in the par value per share, it is unclear of why common stock was credited for $30,100 and why there was no change in the par value.

3.   To the extent that there is a change in par value, tell us how this will impact the value of the stock that was issued subsequently to the stock split and cancellation of shares.

4.   We have read and considered your response to comment five. Clarify to us whether the merger is a reverse acquisition or a recapitalization. It appears that the merger between Fearless Yachts and New Era is a recapitalization because the majority of the surviving shareholders are those of Fearless Yachts and because New Era appears to have been a public shell at the date of the merger. The accounting of a recapitalization transaction is identical to that resulting from a reverse acquisition except that no goodwill or other intangible assets should be recorded.

5.   To the extent the merger is considered to be a recapitalization, it is unclear of how you concluded that APIC of $843,824 should represent the difference between the total member equity of Fearless Yachts, $900,924, and total outstanding common stock after the reverse merger, $57,100. If the private operating company, Fearless Yachts, is the survivor of the recapitalization with the public shell company, New Era,

   a. historical stockholders' equity of the operating company prior to the merger should be retroactively restated (a recapitalization) to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities' stock with an offset to paid-in capital,
   b. retained earnings (deficiency) of the operating company (Fearless Yachts) should be carried forward as the new entity's opening balance with an offset to paid-in capital, and
   c. retained earnings (deficiency) and APIC of the public shell (New Era) should be eliminated with an offset to paid-in capital.

Note 3 – Bridge Loans Payable and Warrants, page F9

6.   We have read and considered your response to comment six. We note that the company plans to perform the analysis in determining whether the warrants should be classified as either debt or equity at the time the exercise price of the warrants is fixed. It is unclear of how the variability of the exercise price of the warrant impacts your analysis under EITF 00-19 and FSP EITF 00-19-2. As previously requested, explain to us how paragraphs 12-32 of EITF 00-19 and FSP EITF 00-19-2 were considered in your analysis in determining whether the warrants should have been accounted for separately as a liability under EITF 00-19.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant